

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2018

John Simard
President and Chief Executive Officer
XBiotech Inc.
8201 E. Riverside Drive, Bldg. 4, Suite 100
Austin, TX 78744

Re: XBiotech Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 16, 2018
File No. 001-37347

Dear Mr. Simard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to the comment within ten business days by amending the filing or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibits

1.   Please amend your filing to provide the Exhibit 31 certifications exactly as stipulated in Item 601(b)(31) of Regulation S-K. In this regard:
   •   Your introductory language in paragraph 4 does not refer to internal control over financial reporting (ICFR); and
   •   You exclude paragraph 4(b) on ICFR in its entirety.
   This comment also applies to the certifications in your March 31, 2018 Form 10-Q.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-3679 with any questions.

          Division of Corporation Finance
          Office of Healthcare & Insurance